

September 22, 2022

Stephen Williamson
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, MA 02451

> **Re: Thermo Fisher Scientific Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 10-Q for the Quarterly Period Ended July 2, 2022**
> **Filed August 5, 2022**
> **File No. 001-08002**

Dear Mr. Williamson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 2, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. Please discuss in future filings whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

2.   We note that your discussion within Results of Operations focuses on individual segment operating performance.   As required by Item 303(b) of Regulation S-X, please revise future filings to also describe the underlying reasons for material changes in quantitative and qualitative terms for the registrant as a whole.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Inventories, page F-13

3.   We note that during the third quarter of 2021 certain businesses changed from the LIFO method to the FIFO method. Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Boxer